

January 4, 2013

<u>Via E-mail</u>

Mr. David Wear
Chief Financial Officer
Identive Group, Inc.
1900 Carnegie Avenue, Building B
Santa Ana, CA  92705

> **Re:    Identive Group, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-29440**

Dear Mr. Wear:

We have reviewed your letter dated December 20, 2012 in connection with the above-referenced filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 21, 2012.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Revenue Recognition, page 40</u>

1.    We note the proposed disclosure provided in your response to prior comment 6.  It remains unclear how you specifically recognize revenue from these arrangements.  For example, your proposed disclosure states that the revenue from your turnkey solutions is "recognized in accordance with ASU 2009-13, when all the revenue recognition criteria have been met."  This disclosure does not enable a user to understand how and when you recognize revenue from these solutions.  Please expand your disclosure to explain when

all of the revenue recognition criteria are met for your turnkey solution and multi-year contract arrangements.  Please provide your revised proposed disclosure to be included in future filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief